SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15
                                Amendment No.1

  Certification and Notice of Termination of Registration under Section 12(g)
     of the Securities Exchange Act of 1934 or Suspension of Duty to File
        Reports Under Sections 13 and 15(d) of the Securities Exchange
                             Exchange Act of 1934.


                                                Commission File Number 0-28942
                                                ------------------------------

                           Primex Technologies, Inc.
           ---------------------------------------------------------
            (Exact name of registrant as specified in its charter)


            10101 Ninth Street North, St. Petersburg, FL 33716-3807
                                (727) 578-8100
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         (Address, including zip code and telephone number, including number, including area code, of registrant's principal
                              executive offices)

                    Common Stock, par value $1.00 per share
       Series A Participating Cumulative Preferred Stock Purchase Rights
       -----------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                     None

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        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    [X]       Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(1)(ii)   [ ]       Rule 12h-3(b)(2)(i)     [ ]
        Rule 12g-4(a)(2)(i)    [ ]       Rule 12h-3(b)(2)(ii)    [ ]
        Rule 12g-4(a)(2)(ii)   [ ]       Rule 15d-6              [ ]
        Rule 12h-3(b)(1)(i)    [X]
        ==========================       ===========================

 Approximate number of holders of record as of the certification or notice date:

    Common Stock, par value $1.00 per share                                 1
    Series A Participating Cumulative Preferred Stock Purchase Rights       1


     Pursuant to the requirements of the Securities Exchange Act of 1934, Primex Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

         DATE: January 29, 2001            BY:    /s/ George H. Pain
                                                  ------------------
                                              Name:  George H. Pain
                                              Title: Vice President, General
                                                     Counsel and Secretary